UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

Form 51-102F4
Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

MFC Bancorp Ltd. ("MFC Bancorp.")
Suite 300 - 204 Black Street
Whitehorse, Yukon Y1A 2M9

1.2 Executive Officer

Michael J. Smith, President
Telephone: 011 43 1 240 25 300

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On March 31, 2004, MFC Bancorp acquired, through two of its subsidiaries, in an open market transaction, 7,015,985 shares of FAHR Beteiligungen AG ("FAHR") which increased its shareholding to 8,860,888 shares of FAHR, representing approximately 61.5% of the total issued and outstanding shares of FAHR. Sasamat Capital Corporation owns 5,046,172 shares of FAHR. MFC Bancorp owns approximately 19.6% of the shares of Sasamat Capital Corporation.

FAHR is the holding company of a corporate group that focuses on the basic raw material industry business. FAHR has two main strategic and operational lines of businesses: (1) supplying and installing plants for the cement, mineral and coal processing industries; and (2) realizing projects in the basic industrial supply segment on FAHR's own property.

KHD Humboldt Wedag AG ("KHD") is a wholly-owned subsidiary of FAHR. KHD develops, produces and markets industrial plants and machinery of various types and provides related technical and commercial engineering services for the cement, coal and mineral processing industries. KHD's range of services include process technology and engineering design, delivery, and installation and the commissioning of plants, machine systems and components in the cement, mineral and coal processing industries. KHD offers concept, design and detail engineering and manufacture of equipment for complete plants as well as plant sections including modernization and capacity increase measures and automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing, concepts, erection and commissioning, personnel training, pre and after sales services.

KHD employs more than 650 people around the world. At the headquarters in Cologne, Germany, the staff of 400 includes corporate administration, design and detail engineering, research and development and manufacturing. KHD's production and assembly plants are also located in Cologne, Germany and it has operating subsidiaries in the United States, Australia, India and South Africa. Its subsidiary, Humboldt Wedag India, has approximately 170 staff who focus on coal benefication projects and cement technology services for domestic and international clients. In the United States, its Atlanta office includes a staff of over 45 design and commissioning specialists providing services to clients in the Americas and Caribbean. KHD also has full service subsidiaries in South Africa and Australia. These subsidiaries are complemented by sales offices in Russia, China and the Middle East. The China operation, which has been active for over 20 years, is in the process of being converted to a full operating company in response to the expanding domestic cement, coal and minerals markets. KHD also supplements its sales with sales agents located worldwide.

AIG Altmark Industrie AG ("AIG"), based in Arneburg, Germany, is a 95% owned subsidiary of FAHR and is primarily focused on the property development business. AIG owns and manages a large contiguous industrial real estate property which contains extensive infrastructure, including a chemical wood pulp plant. In collaboration with FAHR, AIG develops land for industrial plant projects and other industrial development. With the completion of construction of the largest kraft pulp plant in Germany, the AIG industrial site will be suitable for other wood-processing companies and related companies. Accordingly, AIG is investigating the possibility of building other related plants on its property, including a saw mill, a paper manufacturing facility and a waste treatment plant.

This acquisition is consistent with MFC Bancorp's business of proprietary investing.

2.2 Date of Acquisition

March 31, 2004.

2.3 Consideration

MFC Bancorp acquired, in an open market transaction, 7,015,985 shares of FAHR for a cash purchase price of $25,296,180. MFC Bancorp used cash on hand to purchase the shares of FAHR.

2.4 Effect on Financial Position

There are no plans or proposals for material changes in the business affairs of MFC Bancorp or FAHR which may have a significant effect on the results of operations and financial position of MFC Bancorp.

2.5 Prior Valuations

No valuation opinion has been obtained within the last 12 months by MFC Bancorp or FAHR to support the consideration paid by MFC Bancorp for its acquisition of shares in FAHR.

2.6 Parties to Transaction

Since MFC Bancorp acquired the 7,015,985 shares of FAHR in an open market transaction, the transaction is not with an informed person, associate or affiliate of MFC Bancorp.

Michael J. Smith, President of MFC Bancorp, is the Vice Chairman of the Supervisory Board of FAHR. John Musacchio, Vice President of MFC Bancorp, is a member of the Supervisory Board of FAHR. Robert Demers, a director of Sasamat Capital Corporation, is a member of the Supervisory Board of FAHR.

2.7 Date of Report

This report is dated June 14, 2004.

Item 3 Financial Statements

The following financial statements are included as part of this Business Acquisition Report:

(a) audited consolidated financial statements of FAHR Beteiligungen AG for the year ended December 31, 2003;

(b) unaudited consolidated financial statements of FAHR Beteiligungen AG for the three month periods ended March 31, 2004 and 2003; and

(c) unaudited pro forma consolidated financial statements for the year ended December 31, 2003 and the three month period ended March 31, 2004.

Audited Consolidated Financial Statements
of FAHR Beteiligungen AG
for the year ended December 31, 2003

INDEPENDENT AUDITOR'S OPINION

We have audited the financial statements including the accounting of Fahr Beteiligungen AG, Cologne, as well as the consolidated financial statements and the Management's Report on the Company's and the Group's position for the financial year ended December 31, 2003. The legal representatives are responsible for compiling these documents in compliance with the German accounting rules and the supplementary provisions of the Articles of Incorporation and bylaws. It is our responsibility to render an opinion to the annual financial statements, taking into account the accounting, and the consolidated financial statements and consolidated Management's Report based on our audit.

We audited the annual financial statements and the consolidated financial statements pursuant to Sect. 317 HGB (German Commercial Code), taking into account the principles for the proper auditing of financial statements laid down by the Institut der Wirtschaftsprüfer (IDW = Institute of Auditors). These provisions stipulate that the audit must be organized and carried out in such a manner that it is possible to assess with adequate certainty whether the Company's accounts and annual financial statements and the consolidated financial statements are free of any faults materially affecting the view of the Company's and the Group's net worth, financial position and earnings situation conveyed by the financial statements and the status report in the light of generally accepted accounting principles. When planning the audit, we take our knowledge of the Company's and the Group's business activity, the business and legal environment as well as expectations on possible misstatements into consideration. During the audit, random samples are taken to verify the figures shown in the accounts, the financial statements and the consolidated financial statements and the Management's Report as well as the efficiency of the Company's and Group's internal controlling system. The audit includes a judgment of the applied recognition and consolidation principles and material estimates made by legal representatives as well as the presentation of the annual financial statements consolidated financial statements and the consolidated Management's Report as a whole. We believe that our audit provides sufficient evidence for our audit opinion.

Our audit did not lead to any objections.

In our opinion, the financial statements and the consolidated financial statements present a true and fair view of the net worth, financial position and earnings situation of the Company and the Group in compliance with Generally Accepted Accounting Principles. The Management's Report on the Company's and the Group's position overall presents a true and fair view of the Company's and Group's situation and accurately presents the risks of future developments.

Signed in Cologne on this 19th day in March, 2004

Rödl & Partner Gmbh

Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Martin Wambach	Axel Rudert
Wirtschaftsprüfer	Wirtschaftsprüfer

FAHR Beteiligungen AG

Balance Sheet

Assets
	Notes	12.31.2003	31.12.2002
		T€	T€
Tangible assets		8	8
Financial assets		54,412	52,707
Fixed assets	1	54,420	52,715
Receivables and other assets	3	982	583
Securities	4	127	2,690
Cash on hand and in banks	5	2,111	3,538
Current assets		3,220	6,811
Deferred charges		52	380
Balance sheet total		57,692	59,906

Liabilities
	Notes	12.31.2003	31.12.2002
		T€	T€
Subscribed capital		28,822	28,822
Capital reserves		1,776	1,776
Revenue reserves		1,768	1,768
Balance sheet profit/loss		-4,713	-3,337
Shareholders' equity	7	27,653	29,029
Accruals	8	663	1,204
Liabilities	9	29,376	29,673
Balance sheet total		57,692	59,906

FAHR Beteiligungen AG

Consolidated Balance Sheet

Assets
	Notes	12/31/2003	31.12.2002
		T€	T€
Intangible assets		2,317	2,393
Tangible assets		15,134	16,202
Financial assets		18,389	5,917
Fixed assets	1	35,840	24,512
Inventories	2	25,849	31,477
Receivables and other assets	3	22,106	38,570
Securities	4	178	2,784
Cash on hand and in banks	5	30,043	37,679
Current assets		78,176	110,510
Deferred charges		140	466
Deferred tax assets	6	787	977

Balance sheet total		114,943	136,465

Liabilities

	Notes	12/31/2003	31.12.2002
		T€	T€
Subscribed capital		28,822	28,822
Capital/Revenue reserves		1,009	2,790
Consolidated balance sheet profit		3,072	3,448
Minority shareholders equity		836	750
Shareholders' equity	7	33,739	35,810
Accruals	8	51,794	63,152
Liabilities	9	29,398	37,464
Deferred charges		12	39

Balance sheet total		114,943	136,465

FAHR Beteiligungen AG

Profit and Loss statement

	Notes	2003	2002
		T€	T€
Other operating income	14	1,571	1,315
Personnel expenses	16	-719	-926
Depreciation		-3	-3
Other operating expenses	17	-1,472	-4,636
Income from loans awarded from financial assets		-	-
Income from lendings of financial assets	19	629	183
Other interest receivable and similar income	19	51	70
Depreciation on financial assets and marketable securities	20	-113	-
Interest payable and similar charges	20	-1,259	-1,460
Operating income		-1,315	-5,457
Extraordinary expenses	21	-61
Taxes on income	22	-	-4
Profit/Loss for the fiscal year		-1,376	-5,461
Retained profit/Accumulated loss from previous fiscal year		-3,337	2,124
Withdrawals from profit reserves
from other reserves		-23	92
Transfers to profit reserves
to reserves for own shares		23	-92
Net profit/loss for the year		-4,713	-3,337

FAHR Group

Profit and loss statement

	Notes	2003	2002
		T€	T€
Sales	12	83,444	141,920
Increase or decrease in inventory of finished goods and work in process	13	398	-11,396
Other operating income	14	13,175	10,304
Material costs	15	-38,527	-64,170
Personnel expenses	16	-34,130	-35,060
Depreciation		-1,864	-1,905
Other operating expenses	17	-23,683	-38,640
Income from investments	18	0	-11
Income from loans awarded from financial assets	19	919	0
Other interest receivable and similar income	19	977	1,384
Depreciation on financial assets and marketable securities	20	-170	-1,513
Interest payable and similar charges	19	-3,009	-4,265
Operating income		-2,470	-3,352
Extraordinary income	21	2,556	8,694
Extraordinary expenditure	21	-61	-2,853
Extraordinary profit or loss	21	2,495	5,841
Taxes on income	22	-97	-844
Other taxes		-218	-200
Profit / Loss for the financial year		-290	1,445
Minority interests		-86	-405
Group share in profit		-376	1,040
Retained profits from previous year		3,448	2,408

Consolidated balance sheet profit		3,072	3,448

Notes to the Financial Statements of FAHR Beteiligungen AG and the Consolidated Financial Statements of FAHR Group for the Fiscal Year 2003

 General Notes

I Accounting

The consolidated financial statement and the financial statements of FAHR Beteiligungen AG for the fiscal year 2003 have been prepared in accordance with the provisions of the German Commercial Code (HGB) and the supplementary regulations contained in the Stock Corporation Act (AktG). In the following, the consolidated financial statement as well as the financial statements of FAHR Beteiligungen AG are commented. Except as otherwise provided in the text, the details apply for both statements.

For reasons of transparency a number of entries have been consolidated on the balance sheets and income statements and reported separately in the notes.
The income statements have been compiled in total expenditure format.

This consolidated financial statement has been compiled for the first time for fiscal year 2001.

II Consolidated Group

The subsequent companies have been included in the consolidated financial statement of the FAHR Beteiligungen AG:

- KHD Humboldt Wedag AG, Cologne

- Humboldt Wedag ZAB GmbH, Dessau, and also its wholly owned subsidiary Humboldt ZAB Zementanlagenbau GmbH, Dessau

- EKOF Flotation GmbH, Bochum

- Humboldt Wedag Inc., Norcross, USA

- Humboldt Wedag (S.A.) (Pty) Ltd., Elandsfontein-Boksburg, South Africa

- HUMBOLDT WEDAG AUSTRALIA (PTY) LTD., Braeside, Australia

- HUMBOLDT WEDAG INDIA PRIVATE LTD., Calcutta, India

- AIG Altmark Industrie AG, Arneburg

Rhine Venture Invest S.A., Zurich, Switzerland, a company belonging to FAHR Beteiligungen AG and the participating interest of AIG in GbR "Akazienweg, Stendal" have not been included in the consolidation in accordance to § 296 section 2 German Commercial Code due to their insignificance and has also not been shown as an associated undertaking in the balance sheet.

SAB Stendal-Arneburger Baugesellschaft mbH, Stendal is still in the middle of insolvency proceedings and has therefore not been evaluated by the equity method in line with § 311 ff. German Commercial Code ("HGB") but by a residual value.

III Consolidation Principles

The consolidation of capital has been undertaken according to the book value method (§ 301 section 1 clause 2 No. 1 German Commercial Code) at the time of purchase, through setting off the investment book value against the corporate share of equity from the consolidated subsidiaries. The goodwill is calculated from the difference between the overall acquisition price for the takeover and the values of the individual assets, minus debts after the allocation of the hidden reserves to the current assets.

The financial statements for the individual companies have been compiled and audited according to the legal regulations for inclusion in the consolidated financial statement in line with standard consolidated financial statement and evaluation principles.

Receivables for the individual consolidated companies have been netted against liabilities and revenues against expenditure; interim results will be eliminated. The formation of deferred tax assets was undertaken in line with § 306 German Commercial Code.

IV Currency Translation

The currency translation for the annual financial statements of foreign corporation companies is undertaken at the record date rate for all entries except shareholders' equity, which was translated into the historical rate. The annual results are translated into average rates. The differing amount from the currency translation of the individual entries in the income statement was passed to account. The differing amounts in the equity column are passed to the adjustment items for currency translation, without affecting income.

V Accounting and Valuation Principles

Fixed Assets

Intangible assets are stated at cost less normal depreciation.

Tangible fixed assets are stated at purchase or production cost where appropriate by taking normal depreciation into account. Movable fixed assets are depreciated over their expected useful lives, on a straight-line basis, with depreciation provided for a full year on additions during the first six months and for six months on additions during the second half-year. Low-value fixed assets are written off in full in the year of acquisition. If capital assets need to be evaluated at the lower market value on the reporting date, extraordinary depreciation is undertaken.

Financial assets are evaluated at the cost of purchase or at market value, whichever is lower.

Current Assets

Inventories of raw materials and supplies are valued at the lower of cost or market. Work in process is valued at production cost, which includes direct costs as well as pro-rated manufacturing and materials overheads and capitalizable administrative expenses in keeping with section 255 para 2 of the German Commercial Code. Further deductions are made to allow for risks arising for slow-moving items, diminished utility and expected losses on contracts. Land, which is intended for sale in the short term, is included in inventories. In the evaluation of the land, hidden reserves, totalling - at the most - the difference from the consolidation of capital, were realised as part of the acquisition of AIG.

Accounts receivables and other assets have been entered at face value. All economic and political risks identified have been allowed for by providing reasonable valuation allowances. General credit risks are covered by general allowances. Unhedged foreign currency receivables have been translated at historical exchange rates or the buying rates ruling at the balance sheet date, whichever was the lower.

Marketable securities are evaluated at the cost of purchase or at exchange or market price, whichever is lower.

Deferred Charges

On the assets side, deferred charges were recorded for expenditure before the financial statement reporting date, provided this expenditure applied to a certain period after this date.

Deferred Tax Assets

The formation of deferred tax assets was undertaken in line with § 306 German Commercial Code and § 274 German Commercial Code.

Pension Reserves and Reserves for Similar Obligations

Pension commitments are supported by pension accruals. Pension accruals are calculated in accordance with actuarial principles using the going-concern value method in line with section 6a of the German Income Tax Act and a discount rate of six percent. The section of transfer to pension accruals bearing compound interest is allocated to interest expense.

Other Reserves and Accrued Liabilities

All risks and uncertain liabilities identifiable at the time of preparation of the financial statements are covered by reasonable accruals.

Liabilities

Liabilities are stated at the amounts actually repayable. Unhedged foreign currency payables have been converted at the exchange rate ruling at the time of accounting the transaction or at the market value on the balance sheet closing, whichever was the higher.

VI Notes to the Balance Sheets and Income Statements

1. Fixed Assets

Fixed assets of the FAHR Beteiligungen AG
	12/31/2003	31.12.2002
	T€	T€
I. Tangible assets
Other equipment, factory, and office equipment	8	8
II. Finacial assets
Shares in affiliated companies	46,416	46,416
Loans to affiliated companies	3,055	1,350
Participiations	1,050	1,050
Loans to companies in which there is a participation	3,891	3,891
Total financial assets	54,412	52,707

Total	54,420	52,715

The development of the fixed assets can be taken from the fixed-asset movement statement.

The shares in affiliated companies are composed of:
Company	Book value as of 31.12.2003
T€
KHD Humboldt Wedag AG, Cologne	26,410
Rhine Venture Invest S. A., Zurich, Switzerland	562
AIG Altmark Industrie AG, Arneburg	19,444

Total	46,416

Loans to affiliated companies include an interest-bearing loan of T€ 3,055 (previous year T€ 1.350) to AIG Altmark Industrie AG, Arneburg.

Loans to companies, in which there is a participating interest, include an interest-bearing loan of T€ 3.891 to Zellstoff Stendal GmbH, Stendal.

Fixed Assets of the FAHR Group
I. Intangible assets
Concessions, industrial property and similar rights and assets, and licenses in such rights and assets	313	275
Goodwill	2,004	2,118
	2,317	2,393
II. Tangible assets
Land, similar rights and buildings including buildings on leasehold land	11,776	12,196
Technical equipment and machinery	2,241	2,861
Other equipment, factory and office equipment	1,117	1,078
Advance payments and equipment under construction	0	67
	15,134	16,202
III. Financial assets
Shares in affiliated companies	932	932
Participations	1,066	1,066
Loans to affiliated companies	16,361	3,891
Other loans	30	28
	18,389	5,917

Total	35,840	24,512

The development of the fixed assets can be taken from the fixed-asset movement statement.

A goodwill was offset against the reserves from the determination of a differing amount between the overall acquisition price for the takeover of the KHD Humboldt Wedag AG and its subsidiaries and the values of the individual assets, minus debts. The difference was stated less the normal proportional depreciation amounting to T€ 114 in fiscal year 2003. The expected useful life of goodwill is estimated at 20 years.

The tangible fixed assets for the Group primarily consist of the land and buildings of Humboldt Wedag ZAB GmbH, Dessau valued at T€ 7,279 (previous year € 7.7 million) and those of AIG Altmark Industrie AG, which are valued at T€ 3,561 (previous year € 3.5 million). The technical equipment and machinery worth T€ 2,185 (previous year € 2.5 million) is attributable to the Humboldt Wedag Group.

The participating interests refer to the acquisition of shares by AIG in three real estate companies in fiscal year 2002 each representing a 19.6% share, and the FAHR Beteiligungen AG 7% holding in Zellstoff Stendal GmbH, Stendal.

In fiscal year 2003 the lendings to companies, in which there is a participating interest reported in the balance sheet, include the payment of the purchase price from real estate purchase contracts of AIG Altmark Industrie AG, Arneburg to the sum of T€ 11,668 and also accumulated interest amounting to T€ 802. Due to the long-term duration of the investment, the liabilities stated in the current assets in the previous period were reported in the fixed assets in fiscal year 2003.

2. Inventories

Inventories FAHR Konzern
	12/31/2003	31.12.2002
	T€	T €
Raw materials and supplies	1,295	1,533
Work in process	15,460	15,805
Land and buildings	18,774	19,944
Advance payments	110	2,449
Payments received for orders	-9,790	-8,254

Total	25,849	31,477

The work in progress applies primarily to initiated orders in the industrial plant segment.

The decline in inventory by € 5.6 million stems primarily from the decline in advance payments and at the same time an increase in the payments received in the industrial plant segment. The item 'land and buildings' in the current assets includes certain land and property belonging to AIG sited on the Altmark industrial and commercial estate and intended for sale in the short term.

In the evaluation of the land, hidden reserves amounting to the difference from the consolidation of capital were realised as part of the acquisition of AIG. Part of the land was sold or transferred to the fixed assets during the course of the fiscal year. This resulted in a reduction of inventory amounting to € 1.2 million.

3. Receivables and other assets

Receivables and other assets of FAHR Beteiligungen
	Remaining duration up to 1 year	Remaining duration over 1 year	31.12.2003 Total	31.12.2002 Total
	T€	T€	T€	T€
Receivables from affiliated companies	682	0	682	216
Other assets	0	300	300	367

Total	682	300	982	583

The receivables from affiliated companies as of 31st December 2003 relate to payments from services, interests and tax receivables on the basis of the formation of a taxable entity.

Other assets includes tax receivables amounting to T€ 2.

Receivables and other assets of the FAHR Group
	Remaining duration up to 1 year T€	Remaining duration up to 5 years T€	31.12.2003 Total T€	31.12.2002 Total T€
Trade receivables	16,841	69	16,910	20,778
Receivables from companies in which the company has a participating interest	14	0	14	13,578
Other assets	4,882	300	5,182	4,214

Total	21,737	369	22,106	38,570

Trade receivables of T€ 16,858 (previous year € 20.6 million) are receivable from customers in the industrial plant segment. Of these receivables, T€ 8,493 (previous year € 10.2 million) are reported for KHD Humboldt Wedag AG, Cologne and T€ 4,889 (previous year € 6.6 million) for Humboldt Wedag Inc., USA.

In fiscal year 2002 receivables from companies, in which the company has a participating interest, primarily include the purchase price payable to AIG from the sale of land. This has been reported as an investment in fiscal year 2003.

Tax receivables amounting to T€ 337 (previous year € 0.6 million) are recorded in other assets as well as mainly a number of individual claims of the Humboldt Wedag Group to the total sum of T€ 4,183 (previous year € 2.9 million). Of these claims T€ 1,755 (previous year € 1.0 million) refer to KHD Humboldt Wedag AG, Cologne and T€ 1,484 (previous year € 1.5 million) to Humboldt Wedag ZAB GmbH, Dessau.

4. Securities

Shares held in Jeserich AG, Cologne amounting to T€ 12 are reported in the balance sheet of FAHR Beteiligungen AG. Throughout the fiscal year 2003, FAHR Beteiligungen AG acquired 68,112 of its own shares at an average price of € 1.85. This represents 0.47% of the capital stock. As of the balance sheet closing date FAHR Beteiligungen AG was holding 114,688 of the company's own shares at a current price of € 1.00. Allowances were made for the devaluation of its own shares on the balance sheet closing date by a depreciation and accordingly reserves for the company's own shares were retransferred to the amount of the depreciation. The value of the company's own shares of T€ 115 corresponds to 0.40% of the company's capital stock.

Other shares in Jeserich AG, Cologne worth T€ 37 are shown in the Group statements under securities in addition to the shares at FAHR Beteiligungen AG.

5. Cash assets, cash in banks

This item primarily includes deposits with credit institutes. At FAHR Beteiligungen AG € 2.1 million of non-disposable collateral is deposited in favour of Zellstoff Stendal GmbH to secure the contractually granted obligation to provide capital contribution.

T€ 27,835 (previous year € 34.1 million) has been deposited in the Group on the Humboldt Wedag Group accounts. This includes time deposits and fixed term deposits totalling T€ 3,582 (previous year € 11.6 million) to secure guarantees by the Humboldt Wedag Group.

The amount deposited for guarantees given by DEUTZ AG prior to the sale of the Humboldt Wedag Group has been reduced from T€ 4,419 to T€ 2,554.

The short term financial positions are as follows:
	31.12.2003	31.12.2002
	T €	T€
Liquid assets	30,043	37,679
less fixed deposits for security	-5,682	-13,769
Short term liabilities to banks	-3,451	-4,799

	20,910	19,111

6. Deferred tax assets

In accordance with § 298 section 1 German Commercial Code (HGB) in conjunction with § 274 section 2 German Commercial Code (HGB) deferred taxes mainly at the American subsidiary totalling T€ 688 (previous year € 0.8 million) have been capitalized. They refer to the transfer of reserves which are not yet tax-deductible.

7. Shareholder's equity

Capital stock

The capital stock of the company amounts to EUR 28,821,944.00 and is split into 14,410,972 unit ordinary shares.

Approved capital

The Annual Shareholders' Meeting of 28th May 2003 agreed that the Board of Management should be given the authority until 28th of May 2004 to increase the capital stock of the company once or repeatedly by a total of 2,500,000.-- (two million five hundred thousand EURO) by issuing up to 1,250,000 new bearer shares for cash. However decisions have to be made by the Board of Management in agreement with the Supervisory Board with regard to other relevant stock corporation laws and the requirements for the issue of shares.

Development of Equity of the FAHR Beteiligungen AG
(T€)	Sub-scribed capital	Capital reserve	Reserve for own shares	Other revenue reserves	Balance sheet profit / loss	Total
As of 31.12.2002	28,822	1,776	92	1,676	-3,337	29,029
Balance sheet loss 2003	-	-	23	-23	-1,376	-1,376
As of 31.12.2003	28,822	1,776	115	1,653	-4,713	27,653

The total equity decreased in form of a balance sheet loss in 2003 to the total amount of T€ 27.653.

Development of equity of the FAHR Group in 2003

(T€)	Subscribed capital	Contribution made in execution of an approved capital increase	Capital reserve	Internally generated company equity	Balancing item from foreign currency conversion	Equity as shown in Group balance sheet	Own shares not intended for withdrawal	Equity	Minority shareholders' capital	Group equity
As of 31.12.2002	28,822	0	1,776	5,218	-756	35,060	-92	34,968	750	35,718
Share issue	0	0	0			0	0	0		0
Acquisition of own shares	0					0	0	0		0
Other changes		0		115		115	-23	92	0	92

Group profit for 2003	-	-	-	-376		-376	0	-376	86	-290
Other Group earnings				798	-2,579	-1,781	0	-1,781	0	-1,781
Total Group earnings	0	0	0	422	-2,579	-2,157	0	-2,157	86	-2,071

As of 31.12.2003	28,822	0	1,776	5,755	-3,335	33,018	-115	32,903	836	33,739

The Group's equity decreased by T€ 1,979 in the fiscal year.

FAHR Beteiligungen AG and its subsidiaries made a slight annual net loss of T€ -376 in fiscal year 2003 due to consolidation.

The strength of the EURO compared with the other currencies had a significant influence on the changes in the equity capital. The differing amounts from the currency translation of the foreign financial statements are passed to the adjustment items for currency translation, without affecting income. The effect reported above amounting to T€ -2,579 results primarily from the weakness of the US Dollar compared with the EURO.

In contrast the remaining consolidated earnings increased primarily due to the adjustment of a deferred tax asset at the subsidiary in the USA. In the balance sheet, the shareholders' equity sets off the adjustment items from the foreign currency translation with the revenue reserves.

After setting off the consolidated annual net loss, the other consolidated results and the adjustment items from currency translation the consolidated equity capital amounts to a total of T€ 33,739.

The consolidated balance sheet profit thus amounts to T€ 3,072.

The internally generated Group equity capital (Group profit for the year including profits carried forward and profit reserves) is not available for distribution in fiscal year 2003, because the net loss for the year in FAHR Beteiligungen AG in fiscal year 2003 exceeds the profit reserves. Another T€ 115 refer to a reserve for the company's own shares, which are likewise not available for distribution.

8. Accruals

Accruals of FAHR Beteiligungen AG
	12/31/2003	31.12.2002
	T€	T €
Accruals for pensions and similar obligations	-	2
Tax accruals	-	-
Other accruals	663	1,202
Total	663	1,204

The provisions primarily include accruals for the cost of preparing the annual financial statements, personnel costs, outstanding invoices and expenses incurred in connection with the acquisition of participations.

Accruals of the FAHR Group
	31.12.2003 T€	31.12.2002 T€
Accruals for pensions and similar obligations	18,402	18,354
Tax accruals	152	739
Other accruals	33,240	44,059

Total	51,794	63,152

In line with section 6a of the German Income Tax Law, pension accruals are carried in total as liabilities at their actuarial going-concern value. There is no amount left uncovered due to unreported maintenance obligations.

Other accruals cover all identifiable risks and other uncertain liabilities. They consist primarily of accruals for warranties and contingencies, provisions for purchase invoices that fail to materialize, for distribution costs, as well as for personnel and social security expenses.

The other accruals include T€ 30,945 (previous year € 40.8 million) for KHD Humboldt Wedag AG, Cologne. Of this, T€ 24,247 (previous year € 28.1 million) have been reported for KHD Humboldt Wedag AG, Cologne. Significant other accruals have been reported in the balance sheet for the subsidiary Humboldt Wedag Inc., Norcross, USA, to the sum of T€ 2,605 (previous year € 7.8 million) and for

Humboldt Wedag ZAB GmbH, Dessau to the sum of T€ 3,307 (previous year € 4.1 million). The other accruals cover all recognisable risks in the industrial plant business.

The accruals of KHD Humboldt Wedag AG have been declared minus T€ 4.917 (previous year € 7.9 million) reclaimed from DEUTZ AG, which has taken over the liabilities and guarantee rights from three existing Saudi Arabian and one Jordanian order and KHD Humboldt Wedag AG is not relieved of these risks with respect to third parties.

9. Liabilities

Liabilities of FAHR Beteiligungen AG
	Remaining duration up to 1 year	Remaining duration up to 5 years	Remaining duration over 5 years	31.12.2003 Total	31.12.2002 Total
	T€	T€	T€	T€	T€
Bank loans and overdrafts	2,594	-	-	2,594	0
Trade payables	68	-	-	68	98
Amounts due to affiliated companies	22,341	0	746	23,087	21,823
Social security payables	3	-	-	3	5
Tax payables	119	-	-	119	180
Other miscellaneous liabilities	1,405	2,100		3,505	7,567

Total	26,530	2,100	746	29,376	29,673

The bank loans and overdrafts include credit lines, which serve to strengthen the operating funds in the short term.

The amounts due to affiliated companies primarily include loan liabilities of KHD Humboldt Wedag AG totalling € 20.7 million. Shares from AIG Altmark Industrie AG, Arneburg have been pledged to secure the loan. Other miscellaneous liabilities mainly involve loans repayable to third parties.

Liabilities of the FAHR Group
	Remaining duration up to 1 year T€	Remaining duration up to 5 years T€	Remaining duration over 5 years T€	31.12.2003 Total T€	31.12.2002 Total T€
Bank loans and overdrafts	8,366	235	84	8,685	7,182
Advance payments received	5,202	-	-	5,202	1,935
Trade payables	8,930	-	-	8,930	10,589
Amounts due to affiliated companies	0	-	-	0	312
Amounts due to companies in which there is a participating interest	127			127
Tax payables	159	-	-	159	3,049
Social security payables	627	-	-	627	459
Other miscellaneous liabilities	5,668	0	-	5,668	13,938

Total	29,079	235	84	29,398	37,464

Bank loans and overdrafts include T€ 5,618 (previous year € 7.0 million) from AIG Altmark Industrie AG, of which € 5.8 million are secured by mortgages.

Advance payments are to be allocated to customers in the industrial plant business.

Trade payables primarily apply to the operations of the Humboldt Wedag Group, which take into account the retention of title customary in the trade. The trade payables of KHD Humboldt Wedag AG have been declared minus T€ 1,257 (previous year € 2.0 million) reclaimed from DEUTZ AG.

Other liabilities include tax and social security payables totalling T€ 786 (previous year € 3.5 million). Other miscellaneous liabilities to the sum of T€ 1,246 (previous year € 2.2 million) are allocated to the Humboldt Wedag Group.

10. Contingent Liabilities

At FAHR Beteiligungen AG there are Group guarantees, letters of support and performance bonds totalling € 8.7 million (previous year € 14.8 million) DEUTZ AG has issued a declaration of indemnity to FAHR Beteiligungen AG in respect of subsidiary liability towards Unterstützungsgesellschaft mbH der Maschinenfabrik Fahr AG, the worker's welfare fund, amounting to € 1.7 million. There is a guarantee from HypoVereinsbank AG to secure fulfilment by DEUTZ AG of this obligation. In accordance with an agreement between DEUTZ AG, FAHR Beteiligungen AG, Humboldt Wedag Inc. and KHD Humboldt Wedag AG dated 21st March 2002 in connection with arbitration and litigation in the USA, there is a declaration of indemnity from FAHR Beteiligungen AG to Deutz AG up to a total amount of € 1.2 million.

By way of guarantees for advance payment, performance and warranty obligations, KHD Humboldt Wedag Group has issued bank guarantees in the total amount of € 31.5 million as of the balance sheet date. Of this amount, guarantees totalling T€ 5,615 (previous year T€ 9,785) are accommodated by the credit facilities of Deutz AG. By way of partial security, KHD Humboldt Wedag AG has opened a time deposit account with Deutsche Bank AG in the amount of 45% of the guarantees outstanding under the credit line of Deutz AG. The time deposit is pledged in favour of Deutz AG and serves exclusively to cover any enforcement of the guarantees during their term. Guarantees provided under the own credit facilities of KHD Humboldt Wedag AG are to some extent secured by cash commitments to the liable banks. Due to the deficiency guarantee issued by the State of North Rhine-Westphalia coming into force at the beginning of 2002, no cash deposits for guarantees with credit facilities up to € 35 million are necessary. In connection with credit insurance covered buyer loans (e.g. Hermes) provided by the Kreditanstalt für Wiederaufbau i.a., KHD Humboldt Wedag AG, Cologne and Humboldt Wedag ZAB GmbH, Dessau, have taken over the basic customary export guarantees towards the lenders. Contingent interests can arise from such guarantees, in the amount of the self retention of the exporter under the Hermes cover, only if the loans are not redeemed timely, or for uncovered interests between due date of loans and compensation. The underlying credits are secured by the buyer. The relevant banks recently confirmed that the loans are being repaid on schedule, and that there is no indication of enforcement to settle liabilities at present.

11. Other Financial Liabilities

Other financial liabilities on FAHR Beteiligungen AG as of the balance sheet closing date were due solely to affiliated companies. These stem from a service contract with KHD Humboldt Wedag AG for administrative services amounting to T€ 131 and also from a tenancy agreement totalling T€ 4 for the space provided by KHD Humboldt Wedag AG.

The total sum of other financial commitments in the group amounted to T€ 3,656 million as of Dec. 31, 2003 (previous year € million 5.4). The sum consists mainly of obligations under rental and leasing contracts with a remaining contractual term of up to 4 years.

The service contracts contained in the previous year's figures have expired.

The liabilities of AIG Altmark Industrie AG, Arneburg towards BvS1 are explained in the Group management report. In 2003 debt waivers of T€ 2,019 with written debtor warrants have been awarded by former shareholders of AIG Altmark Industrie AG, Arneburg. These loans to AIG Altmark Industrie AG, Arneburg would be revived if AIG AG makes a profit within the next two fiscal years and if within the next fiscal year surpluses are made, which exceed the repayment of all loans including those from FAHR Beteiligungen AG, Cologne.

1 BvS = "Bundesanstalt für vereinigungsbedingte Sonderaufgaben", the "Federal Institute for special tasks relating to (German) unification". This is the successor to the "Treuhand", the government organisation that took over and privatised all the previously state-owned companies in East Germany. The BvS now administers the few remaining properties and will eventually be disbanded.

Notes on the Income Statement

12. Sales

By Segment
	2003 T€	2002 T€
Industrial plant	80,847	126,762
Real estate	2,597	15,158

Total	83,444	141,920
By region

	2003 T€	2002 T€
Germany	14,095	51,146
Other EU countries	6,771	14,547
Rest of Europe	9,014	10,363
North America	2,311	7,471
Latin America	9,506	868
Africa	3,974	7,207
Asia/Australia	37,773	50,318

Total	83,444	141,920

13. Increase or Decrease in Inventory of Finished Goods and Work in Progress

The change in inventory for work in progress totalling T€ 398 (previous year € -11.4 million) is attributable to the industrial plant segment with T€ 515.

14. Other Operating Income

Other operating income of FAHR Beteiligungen AG primarily stems from the charges for services to the subsidiaries AIG Altmark Industrie AG and KHD Humboldt Wedag AG.

The other operating income of FAHR Group amounting to € 13.2 million (previous year € 10.3 million) includes i.a. revenues from the release of value adjustments and special provisions for bad debts, as well as revenues from other services, rental income and exchange gain. Of this € 10.1 million (previous year 6.5 million) apply to KHD Humboldt Wedag AG, Cologne, and € 1.7 million (previous year € 2.8 million) to Humboldt Wedag ZAB GmbH, Dessau. Substantial revenues from other fiscal periods existed from the release of value adjustment and special provisions for bad debts to the sum of € 5.4 million (previous year € 5.6 million) as well as € 1.8 million (previous year € 0.8 million) reimbursements of expenses from previous years. Revenues from the realisation of exchange gains in the fiscal year are included in the other operating income with € 2.2 million (previous year € 0.2 million). Exchange revenues amounting to € 2.1 million were realized at KHD Humboldt Wedag AG, Cologne from a US Dollar liability towards the subsidiary Humboldt Wedag Inc., USA. The realisation was not carried out by payment on the balance sheet closing date but by creating a foreign exchange item at matching amounts and maturities. The risk of future changes in the exchange rate is thus ruled out.

15. Cost of Materials

The material costs include expenses for raw materials and supplies to the sum of € 36.1 million (previous year € 61.4 million) and expenses for services acquired to the sum of € 1.6 million (previous year € 2.8 million).

16. Personnel Expenses

FAHR Beteiligungen AG
	2003	2002
	T€	T €
Wages and salaries	674	887
Social security and social support costs	45	39
Provisions for pensions	-	-

Total	719	926

Salaries have dropped due to the decreased number of employees in the second half of 2003.

FAHR Group
	2003	2002
	T€	T€
Wages and salaries	28,825	29,070
Social security and social support costs	4,994	4,727
Provisions for pensions	311	1,263

Total	34,130	35,060

17. Other Operating Expenses

Other operating expenses by FAHR Beteiligungen AG include costs for legal and consultancy services, the cost of preparing and auditing the accounts, the ancillary costs of money transactions and other administrative costs.

Other operating expenses of the FAHR group amounting to € 22.5 million (previous year € 31.6 million) refer to the industrial plant sector and comprise primarily administrative and selling expenses, including freight outwards, commissions, services expenses, and necessary provisions against uncompleted contracts and warranties.

18. Investment Result

Investment result of the FAHR Group
	T€	T€
Income from participating interest	0	2
- of which are from affiliated companies	0	0
Cost of absorbing losses	0	-13

Total	0	-11

The investment result from the previous year totalling - T€ 11 stems from participating interests in AIG Altmark Industrie AG, Arneburg.

19. Interest Income

FAHR Beteiligungen AG
	2003	2002
	T€	T €
Other interest and similar income and income from loans awarded from the financial assets	680	70
- of which are from affiliated companies	357	0
Interest and other expenses	-1,259	-1,460
- of which are from affiliated companies	-630	-775
Depreciation on financial assets	-113	0

Total	-692	-1,390

Income from loans awarded from the financial assets of FAHR Beteiligungen AG stems from a loan to AIG Altmark Industrie AG, Arneburg, totalling T€ 357. T€ 272 are included in this item from a loan to Zellstoff Stendal GmbH, Stendal.

Interest income includes interest expenditure on short-term operating credit totalling T€ 167 and loans for the acquisition of participating interests in ZSG Zellstoff Stendal GmbH amounting to T€ 454. Interest expenditure of T€ 578 is included in the balance sheet from the loan between FAHR Beteiligungen AG and KHD Humboldt Wedag AG.

FAHR Group
	2003	2002
	T€	T€
Other interest and similar income and income from loans awarded from the financial assets	1,896	1,384
-of which are from affiliated companies	0	9
Interest and other expenses	-3,009	-4,265
-of which are from affiliated companies	0	-8

Total	-1,113	-2,881

The balance sheet of the Fahr Group includes in addition to the income from lendings of financial assets of FAHR Beteiligungen AG, also income from lendings of AIG Altmark Industrie AG to companies with which there is a participating interest totalling T€ 757.

The interest income of T€ 534 (previous year € 0.9 million) stems from interest on fixed-term deposits at KHD Humboldt Wedag AG, Cologne.

Interest payments include T€ 690 (previous year € 1.6 million) from loans claimed by AIG. At KHD Humboldt Wedag AG the balance sheet item "interest expenditure" includes the accrued interest for pension accruals of T€ 1,044 (previous year € 1.0 million) and also expenses from commission on guaranties and other interest payments totalling T€ 527 (previous year € 0.7 million).

20. Depreciation on Financial Assets and Marketable Securities.

Under the heading of depreciation on financial assets, there has been a depreciation on marketable securities totalling T€ 97 for the company's own shares and T€ 16 for shares in Jeserich AG in accordance with § 253 section 3 clause 1 German Commercial Code (HGB).

At AIG Altmark Industrie AG, Arneburg, depreciations in accordance with § 253 section 3 clause 1 German Commercial Code (HGB) have been carried out on marketable securities totalling T€ 57.

21. Extraordinary Result

Extraordinary expenditures totalling T€ 61 have arisen due to a debt waiver from FAHR Beteiligungen AG.

AIG Altmark Industrie AG, Arneburg, has realised extraordinary income totalling T€ 2,019 from a debt waiver with written debt warrants and from a final debt waiver amounting to T€ 537.

22. Income Tax

The income taxes and taxes only stem from the normal business operations.

23. Other details

Employees

On 31st December 2003 the workforce in the FAHR Group was structured as follows:

	12/31/2003	31.12.2002
FAHR Beteiligungen AG	1	4
AIG Altmark Industrie AG	1	1
Humboldt Wedag Group	635	656

Total	637	661

On average 3 salaried staff members were employed at FAHR Beteiligungen AG during the year.

The annual average in the Group is structured as follows:
Annual average (Group)	2003	2002
Salaried staff	510	526
Wage earners	131	144

Total	641	670

Shareholdings of FAHR Beteiligungen AG
	Stake in %	Equity capital T€	Net income /loss T€	Sales in € million
Affiliated companies

Inside Germany
KHD Humboldt Wedag AG, Cologne	100,00	23.625	4.874	62
Humboldt Wedag ZAB GmbH, Dessau [1]	100,00	17.442	1.411[2]	2
Humboldt ZAB Zementanlagenbau GmbH, Dessau[3]	100,00	77	20[4]	0
EKOF Flotation GmbH, Bochum[1]	100,00	163	66	3
AIG Altmark Industrie AG, Arneburg	94,83	16.261	1.674	15
Gesellschaft bürger;ocjem Rechts "Akazienweg"[7], Arneburg	90,00	0	-5	0

Outside Germany
Humboldt Wedag Inc., Norcross, USA[1]	100,00	9.208	254	5
HUMBOLDT WEDAG AUSTRALIA PTY LTD., Braeside (Australia) [1]	100,00	1.871	-2	9
Humboldt Wedag (S.A.) Ltd., Elandsfontein-Boksburg, South Africa[1]	100,00	395	6	3
HUMBOLDT WEDAG INDIA PRIVATE LTD., Calcutta, India[5]	100,00	846	439	5
Rhine Venture Invest S.A., Zurich, Switzerland	100,00	674	0	0

Associated companies
SAB Stendal-Arneburger Baugesellschaft mbH, Stendal[6]	49,00	0	0	0

Shareholdings
Zellstoff Stendal GmbH, Arneburg	7,00	119,086	73,811	0
CUIABA Grundstücksverwaltungsgesellschaft mbH [8]	19,6	25	-	0
BAHIJA Grundstücksverwaltungsgesellschaft mbH [8]	19,6	25	-	0
ALEGRE Grundstücksverwaltungsgesellschaft mbH [8]	19,6	25	-	0

1 Investment of KHD Humboldt Wedag AG, Cologne

2 Annual result including annual net income of Humboldt ZAB Zementanlagenbau GmbH, Dessau

3 Investment of Humboldt Wedag ZAB GmbH, Dessau

4 Annual result before transfer of net income due to profit transfer agreement with Humboldt Wedag ZAB GmbH, Dessau

5 Investment of KHD Humboldt Wedag AG, Cologne with 99.99 % and of FAHR Beteiligungen AG with 0.01%

6 Investment of AIG Altmark Industrie AG, Arneburg. On August 3rd 1999 insolvency proceedings were initiated for the SAB assets at the Stendal district court. The investment has been fully amortised.

7 1 member of the AIG Executive Board has a stake of 2.5% in GBR Akazienweg.

8 Investment of AIG Altmark Industrie AG, Arneburg. The annual result of the company has not yet been presented

FAHR Beteiligungen AG

Consolidated Financial Statements

March 31, 2004
(Unaudited)

FAHR Beteiligungen AG

Consolidated Balance Sheet
(Unaudited)

Assets
	31.3.2004	31.12.2003
	T€	T€
Intangible assets	2,305	2,317
Tangible assets	15,044	15,134
Financial assets	18,532	18,389
Fixed assets	35,881	35,840
Inventories	19,692	25,849
Receivables and other assets	22,292	22,106
Securities	179	178
Cash on hand and in banks	30,490	30,043
Current assets	72,653	78,176
Deferred charges	292	140
Deferred tax assets	815	787
Balance sheet total	109,641	114,943

Liabilities
	31.3.2004	31.12.2003
	T€	T€
Subscribed capital	28,822	28,822
Capital/Revenue reserves	1,482	1,009
Consolidated balance sheet profit	2,047	3,072
Minority shareholders equity	830	836
Shareholders' equity	33,181	33,739
Accruals	50,765	51,794
Liabilities	25,693	29,398
Deferred charges	2	12
Balance sheet total	109,641	114,943

FAHR Beteiligungen AG

Consolidated Profit and Loss Account
For Three Months Ended March 31, 2004 and 2003
(Unaudited)

	31.3.2004	31.12.2003
	T€	T€
Sales	17,227	17,611
Increase/decrease (-) work in progress	9,246	2,605
Other operating income	520	435
Costs of materials	(14,878)	(10,869)
Personnel expenses	(8,368)	(8,494)
Depreciation	(436)	(652)
Other operating expenses	(4,127)	(3,639)
Gains/losses from investments	0	0
Income/losses from profit-and-loss transfer agreement	0	0
Other interest income	427	281
Write-downs/allowances on investments	0
Other interest expenses	(634)	(285)
Operating income	(1,023)	(3,007)
Extraordinary income	0	0
Extraordinary expenses	0	0
Extraordinary profit or loss	(1,023)	(3,007)
Income taxes	0
Other taxes	(8)	(172)
Profit or loss for the period	(1,031)	(3,179)
Minority interests	6	22
Group share in profit (loss)	(1,025)	(3,157)

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

PETERSON SULLIVAN PLLC

601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

COMPILATION REPORT ON UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of MFC Bancorp Ltd.

We have read the accompanying unaudited pro forma consolidated statements of operations of MFC Bancorp Ltd. ("the Company") for the three months ended March 31, 2004, and for the year ended December 31, 2003, and have performed the following procedures:

  Compared the figures in the columns captioned "MFC Historical" to the unaudited consolidated statement of operations of the Company for the three months ended March 31, 2004, and the audited consolidated statement of operations of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

  Compared the figures in the columns captioned "FAHR Historical" to the unaudited consolidated statement of operations of FAHR for the three months ended March 31, 2004, and the audited consolidated statement of operations of FAHR for the year ended December 31, 2003, respectively, and found them to be in agreement.

  Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

  a. the basis for determination of the pro forma adjustments; and
  b. whether the pro forma financial statements comply as to form in all material respects with B.C. Securities Commission requirements.

  The officials:

  a. described to us the basis for determination of the pro forma adjustments, and
  b. stated that the pro forma statements comply as to form in all material respects with B.C. Securities Commission requirements.

  Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "MFC Historical" and "FAHR Historical" for the three months ended March 31, 2004, and for the year ended December 31, 2003, and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Peterson Sullivan PLLC
Seattle, Washington
June 14, 2004

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following unaudited pro forma consolidated statements of operations are based on our consolidated statement of operations for the year ended December 31, 2003 and our unaudited consolidated statement of operations for the three months ended March 31, 2004, adjusted as if the acquisition of 68% beneficial interest in FAHR Beteiligungen AG ("FAHR") were completed as at the beginning of the periods.

The unaudited pro forma consolidated statements of operations combine the historical results of MFC with the historical results of FAHR, using the purchase method of accounting. The pro forma consolidated statements of operations presented are not necessarily indicative of the operating results that would have been achieved had such transactions occurred at the dates indicated above. These statements are based on the assumptions set forth in the notes to such financial statements and should be read in conjunction with the related financial statements and notes thereto of MFC and FAHR.

The Company relied on FAHR's consolidated financial statements for the year ended December 31, 2003 and consolidated financial statements for the three months ended March 31, 2004 as the basis to determine the fair value of assets acquired and liabilities assumed. Certain adjustments, which involved estimates and judgment, had been made to reflect such fair value.

Fahr's assets and liabilities were consolidated into MFC's unaudited consolidated balance sheet as of March 31, 2004. Accordingly, a pro forma consolidated balance sheet as of March 31, 2004 is not required.

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2003
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	MFC Historical	FAHR Historical	Pro-forma adjustment	Pro forma

Financial services revenue	$409,513	$27,795	$(400)	$436,908
Sales of industrial products and services	0	132,033	7,269	139,302

	409,513	159,828	6,869	576,210

Expenses
Financial services	329,549	269	0	329,818
Industrial products and services	0	104,595	5,381	109,976
General and administrative	25,187	50,509	0	75,696
Interest	4,392	4,761	0	9,153

	359,128	160,134	5,381	524,643

Income before income taxes	50,385	(306)	1,488	51,567
Recovery of (Provision for) income taxes	(837)	(153)	0	(990)

	49,548	(459)	1,488	50,577
Minority interests	(432)	(136)	(410)	(978)

	$49,116	$(595)	$1,078	$49,599

Earnings per share
Basic	$3.76			$3.80

Diluted	$3.59			$3.62

MFC BANCORP LTD.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For The Three Months Ended March 31, 2004
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	MFC Historical	FAHR Historical	Pro-forma adjustment	Pro forma

Financial services revenue	$114,329	$1,561	$(100)	$115,790
Sales of industrial products and services	0	28,400	16,011	44,411

	114,329	29,961	15,911	160,201

Expenses
Financial services	94,101	0	0	94,101
Industrial products and services	0	20,560	14,280	34,840
General and administrative	7,823	10,056	0	17,879
Interest	1,093	1,045	0	2,138

	103,017	31,661	14,280	148,958

Income before income taxes	11,312	(1,700)	1,631	11,243
Recovery of (Provision for) income taxes	(199)	0	0	(199)

	11,113	(1,700)	1,631	11,044
Minority interests	(12)	10	(13)	(15)

	$11,101	$(1,690)	$1,618	$11,029

Earnings per share
Basic	$0.84			$0.84

Diluted	$0.81			$0.81

MFC BANCORP LTD.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Canadian Dollars in Thousands)

1. On March 31, 2004, MFC Bancorp Ltd. (the "Company") acquired 7,015,985 common shares in FAHR Beteiligungen AG ("FAHR") for a cash consideration of $25,296 including capitalized expenses, which resulted in an effective ownership of approximately 68% in FAHR. FAHR was consolidated since its acquisition date. FAHR is engaged in the business of real estate development, equipment and engineering services in the fields of cement, coal and minerals processing technologies. The acquisition of FAHR was accounted for on a step-by-step basis.

2. The unaudited pro forma consolidated statements of operations are based on our consolidated statement of operations for the year ended December 31, 2003 and our unaudited consolidated statement of operations for the three months ended March 31, 2004, adjusted as if the acquisition of 68% beneficial interest in FAHR were completed as at the beginning of the periods.

3. The unaudited pro forma consolidated statements of operations combine the historical results of MFC with the historical results of FAHR, using the purchase method of accounting. The pro forma consolidated statements of operations presented are not necessarily indicative of the operating results that would have been achieved had such transactions occurred at the dates indicated above.

4. The pro forma adjustments involve estimates and judgments made by MFC. The pro forma adjustments also include the adjustments to reconcile FAHR's financial statements from German generally accepted accounting principles ("GAAP")to Canadian GAAP.

5. The pro forma adjustments to the financial services revenues represent the amount of interest income that would have been forgone had cash of $25,296 been used to pay for the acquisition of FAHR shares at the beginning of the periods. The pro forma adjustments to the sales of industrial products and services and the industrial products and services expenses primarily represent the recognition of the revenues from the long-term contracts on the percentage-of-completion basis. The pro forma adjustments to the minority interests relate to the minority shareholders' proportionate interest in Fahr's income.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/Michael J. Smith
Michael J. Smith, President
Date: June 15, 2004